UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 15, 2007



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 15, 2007  -  Holding(s) in Company








TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Bunzl plc


2. Reason for the notification (place an X inside the appropriate bracket/s)

An acquisition or disposal of voting rights: (X)


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : ( )

..................


3. Full name of person(s) subject to the notification obligation:

Anthony John Habgood (proxy holder)


4. Full name of shareholder(s) (if different from 3.) :

Shareholders appointing Anthony John Habgood as proxy at Annual General Meeting


5. Date of the transaction (and date on which the threshold is crossed or reached if different):

15 May 2007


6. Date on which issuer notified:

15 May 2007


7. Threshold(s) that is/are crossed or reached:

73.31%


8. Notified details:

..................


A: Voting rights attached to shares

Class/type of shares if possible         Situation previous to the
using the ISIN CODE                       Triggering transaction
                                     Number of     Number of voting
GB00B0744B38                         shares        Rights
                                     116,769       116,769




Resulting situation after the triggering transaction



Class/type of shares  Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE

                      Direct            Direct     Indirect        Direct    Indirect

GB00B0744B38          247,195,755       116,769    247,078,986    0.03%      73.28%






B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting    % of voting
financial                    Period/ Date        rights that may be  rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.


 -


Total (A+B)
Number of voting       % of voting
rights                 rights



247,195,755            73.31%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

..................


Proxy Voting:


10. Name of the proxy holder:

Anthony John Habgood


11. Number of voting rights proxy holder will cease to hold:

247,078,986 (73.28%)


12. Date on which proxy holder will cease to hold voting rights:

17 May 2007


13. Additional information:

When proxy expires 73.28% of the voting rights will return to the shareholders that appointed Anthony John Habgood as proxy.


14. Contact name:

Paul Hussey


15. Contact telephone number:

020 7495 4950







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 15, 2007                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer